Filed Pursuant to Rule 424(b)(3)

Registration No. 333-199784

Prospectus Addendum to the Prospectus dated November 3, 2014 and the Prospectus Supplement dated November 3, 2014.

AKTIEBOLAGET SVENSK EXPORTKREDIT (PUBL)

(Swedish Export Credit Corporation)

(incorporated in Sweden with limited liability)

Medium-Term Notes, Series F

Due Six Months or More From Date of Issue

We, Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (“SEK” or the “Issuer”), from time to time may offer and sell certain debt securities as part of our Medium-Term Notes, Series F program (the “notes”). This prospectus addendum supplements and amends the provisions set forth in the accompanying prospectus and the prospectus supplement dated November 3, 2014 (the “prospectus supplement”) for the notes. You should read this prospectus addendum, the accompanying base prospectus, the prospectus supplement, the applicable product supplement(s), if any, and the applicable preliminary term sheet, free writing prospectus or pricing supplement carefully before you invest. We refer to any preliminary term sheet, free writing prospectus or pricing supplement relating to the notes as a “pricing supplement” in this prospectus addendum.

This prospectus addendum applies to all notes issued on or after February 1, 2016, unless otherwise specified in the relevant pricing supplement.

By its acquisition of the notes, each holder of the notes acknowledges, agrees to be bound by, and consents to the exercise of, the Bail-in Power (as defined herein) by the Debt Office that may result in the cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes and/or the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of the Issuer or another person, including by means of a variation to the terms of the notes, in each case, to give effect to the exercise by the Debt Office of the Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of the Bail-in Power by the Debt Office.

For these purposes, a “Bail-in Power” is any statutory write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in Sweden in effect and applicable in Sweden to the Issuer, including but not limited to any such laws, regulations, rules or requirements that are implemented, adopted or enacted within the context of the BRRD (as defined herein) and/or within the context of a Swedish resolution regime under the Resolution Act 2016, as amended, or otherwise, pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled and/or converted into shares or other securities or obligations of the obligor or any other person.

By its acquisition of the notes, each holder of the notes, to the extent permitted by the Trust Indenture Act, waives any and all claims against the Trustee for, agrees not to initiate a suit against the Trustee in respect of, and agrees that the Trustee shall not be liable for, any action that the Trustee takes, or abstains from taking, in either case in accordance with the exercise of the Bail-in Power by the Debt Office with respect to the notes.

Investing in the notes involves risks. You may lose some or all of your investment if a Bail-in Power is exercised with respect to the notes or if the relevant Swedish resolution authority implements another resolution measure with respect to the Issuer. We encourage you to read and carefully consider this document in its entirety, in particular the risk factors beginning on page PA-1 of this prospectus addendum for a discussion of the factors you should carefully consider before deciding to invest in the notes.

Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved or disapproved of the notes or determined that this prospectus addendum is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities of the Issuer and are not guaranteed or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Sweden or any other jurisdiction.

The Issuer and other entities disclosed in the applicable pricing supplement may solicit offers to subscribe for the notes as our agent. We may also issue notes to any agent as principal for its own account at prices to be agreed upon at the time of subscription. The agents may resell any notes they subscribe for as principal for their own accounts at prevailing market prices, or at other prices, as the agents determine. The applicable pricing supplement will disclose the agent’s discounts and commissions, if any. Unless we or our agent informs you otherwise in the confirmation of sale, the agents may use this prospectus addendum, the prospectus, the prospectus supplement, the applicable pricing supplement and the applicable product supplement, if any, and index supplement, if any, in connection with offers and sales of the notes in market-making transactions.

SEK

January 28, 2016

RISK FACTORS

Your investment in the notes will involve certain risks. You should consider carefully the following risk factors together with the risk information contained in the prospectus supplement, the applicable product supplement, if any, the applicable index supplement, if any, the relevant pricing supplement and the Issuer’s most recent annual report on Form 20-F before you decide that an investment in the notes is suitable for you.

Regulatory action in the event the Issuer is failing or likely to fail could materially adversely affect the value of the notes.

The European Bank Recovery and Resolution Directive (“BRRD”) provides an EU-wide framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies. The BRRD requires all EEA member states to provide their relevant resolution authorities with a set of tools to intervene sufficiently early and quickly in an unsound or failing institution so as to ensure the continuity of the institution’s critical financial and economic functions, while minimizing the impact of an institution’s failure on the broader economy and financial system.

In Sweden, the requirements of the BRRD are implemented into national law by the Resolution Act 2016 (the “Resolution Act”). The Swedish implementation of the BRRD includes the introduction of the bail-in tool as of February 1, 2016. The Resolution Act includes a requirement for the terms of debt instruments which are issued on or after the date the Resolution Act enters into force, i.e. February 1, 2016, and are not governed by the law of a European Economic Area (“EEA”) jurisdiction (including the notes), to contain a contractual clause whereby holders of debt instruments recognize the applicability of the bail-in powers to their debt instruments. For more information on the bail-in tool and on the related contractual recognition, see “The Swedish resolution authority, i.e. the Debt Office, may exercise the bail-in tool in respect of the Issuer and the notes, which may result in holders of the notes losing some or all of their investment” and “Under the terms of the notes, you have agreed to be bound by the exercise of the Bail-in Power by the Swedish resolution authority.”

The Resolution Act confers substantial powers on the Swedish resolution authority to enable it to take a range of actions in relation to Swedish deposit taking institutions which are considered to be at risk of failing. The exercise of any of these actions in relation to the Issuer could materially adversely affect the value of any notes.

Under the Resolution Act, substantial powers are granted to the Debt Office (and in certain circumstances, in consultation with the Swedish Financial Supervisory Authority (SFSA)). These powers enable the Debt Office to implement resolution measures with respect to a relevant Swedish entity in circumstances in which Debt Office considers the failure of the relevant entity has become highly likely and a threat is posed to the public interest. The stabilization options available to the Debt Office (all of the below except for (v), which is available to the Swedish Government) provide for:

(i)	private sector transfer of all or part of the business of the relevant entity;
(ii)	transfer of all or part of the business of the relevant entity to a “bridge bank”
(iii)	transfer to an asset management vehicle;
(iv)	the bail-in tool; and
(v)	temporary public ownership (nationalization) of the relevant entity.

Each of these stabilization options is achieved through the exercise of one or more “stabilization powers,” which include (i) the power to make share transfer orders pursuant to which all or some of the securities issued by a Swedish entity may be transferred to a commercial purchaser, a bridge bank or the Swedish government; (ii) the resolution instrument power which includes the exercise of the bail-in tool; (iii) the power to transfer all or some of the property, rights and liabilities of a Swedish entity to a commercial purchaser or the Debt Office; and (iv) the third country instrument powers that recognize the effect of similar special resolution action taken under the law of a country outside the European Union (“EU”). A share transfer order can extend to a wide range of securities, including shares and bonds issued by a Swedish entity and warrants for such shares and bonds and could, therefore, apply to the notes. In addition, the Resolution Act grants powers to modify contractual arrangements in certain circumstances and powers to suspend enforcement or termination rights that might be invoked as a result of the exercise of the resolution powers.

The exercise of any resolution power or any suggestion of any such exercise could materially adversely affect the value of any notes and could lead to holders of the notes losing some or all of the value of their investment in the notes.

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The resolution powers are designed to be triggered prior to insolvency of the Issuer, and holders of the notes may not be able to anticipate the exercise of any resolution power (including the Bail-in Power) by the Debt Office (and with respect to nationalization, the Swedish Government).

The stabilization options are intended to be used prior to the point at which any insolvency proceedings with respect to the relevant entity could have been initiated. The purpose of the stabilization options is to address the situation where all or part of a business of a relevant entity has encountered, or is likely to encounter, financial difficulties, giving rise to wider public interest concerns. Accordingly, the stabilization options may be exercised if the Debt Office: (i) is satisfied that a relevant entity (such as the Issuer) is failing, or is likely to fail; (ii) determines that it is not reasonably likely that (ignoring the stabilization powers) action will be taken by or in respect of the relevant entity that will result in condition (i) above ceasing to be met; (iii) considers that the exercise of the stabilization powers to be necessary, having regard to certain public interest considerations (such as the stability of the Swedish financial system, public confidence in the Swedish Resolution system and the protection of depositors (also regulated by the SFSA), being some of the special resolution objectives) and (iv) considers that the special resolution objectives would not be met to the same extent by the winding-up of the relevant entity. The use of different stabilization powers is also subject to further “specific conditions” that vary according to the relevant stabilization power being used.

Although the Resolution Act provides for the above described conditions to the exercise of any resolution powers, it is uncertain how the Debt Office would assess such conditions in different pre-insolvency scenarios affecting the Issuer and in deciding whether to exercise a resolution power. The Debt Office is also not required to provide any advance notice to holders of the notes of its decision to exercise any resolution power. Therefore, holders of the notes may not be able to anticipate a potential exercise of any such powers nor the potential effect of any exercise of such powers on the Issuer, and the notes.

Holders of the notes may have only very limited rights to challenge the exercise of any resolution powers (including the Bail-in Power) by the Debt Office.

Holders of the notes may have only very limited rights to challenge and/or seek a suspension of any decision of the relevant Debt Office to exercise its resolution powers (including the Bail-in Power) or to have that decision reviewed by a judicial or administrative process or otherwise.

The Debt Office may exercise the bail-in tool in respect of the Issuer and the notes, which may result in holders of the notes losing some or all of their investment.

The Debt Office may exercise the bail-in tool to enable it to recapitalize an institution in resolution by allocating losses to its shareholders and unsecured creditors (which include holders of the notes) in a manner that (i) ought to respect the hierarchy of claims in an ordinary insolvency and (ii) is consistent with shareholders and creditors not receiving a less favorable treatment than they would have received in ordinary insolvency proceedings of the relevant entity. Insured deposits and liabilities to the extent they are secured are among the liabilities excluded from the scope of the bail-in tool.

The bail-in tool includes the power to cancel a liability or modify the terms of contracts for the purposes of reducing or deferring the liabilities of the relevant entity under resolution and the power to convert a liability from one form or class to another. The exercise of such powers may result in the cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes and/or the conversion of all or a portion of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of the Issuer or another person, including by means of a variation to the terms of the notes, in each case, to give effect to the exercise by the Debt Office of such power.

Where the conditions for intervention under the Resolution Act and the use of the bail-in tool have been met, the Debt Office would be expected to exercise these powers without the further consent of the holders of the notes.

The exercise of any resolution power, including the power to exercise the bail-in tool in respect of the Issuer and the notes or any suggestion of any such exercise could materially adversely affect the rights of the holders of the notes, the price or value of their investment in the notes and/or the ability of the Issuer to satisfy its obligations under the notes and could lead to holders of the notes losing some or all of the value of their investment in such notes.

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In addition, even in circumstances where a claim for compensation is established under the “no creditor worse off” safeguard in accordance with a valuation performed after the resolution action has been taken, it is unlikely that such compensation would be equivalent to the full losses incurred by the holders of the notes in the resolution and there can be no assurance that such holders would recover such compensation promptly.

Under the terms of the notes, you have agreed to be bound by the exercise of the Bail-in Power by the Debt Office.

In accordance with the Resolution Act, the terms of the notes include the following contractual recognition of the exercise of the Bail-in Power by the Debt Office. By its acquisition of the notes, each holder of the notes acknowledges, agrees to be bound by, and consents to the exercise of, the Bail-in Power by the Debt Office that may result in the cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes and/or the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of the Issuer or another person, including by means of a variation to the terms of the notes, in each case, to give effect to the exercise by the Debt Office of the Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of the Bail-in Power by the Debt Office. Accordingly, the Bail-in Power may be exercised in such a manner as to result in you and other holders of the notes losing all or a part of the value of your investment in the notes or receiving a different security from the notes, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the Debt Office may exercise the Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the notes. In addition, under the terms of the notes, the exercise of the Bail-in Power by the Debt Office with respect to the notes is not a default or an Event of Default (as each term is defined in the Indenture). For more information, see “Description of Medium-Term Notes—Agreement with Respect to the Exercise of Bail-in Power.” See also “Regulatory action in the event the Issuer is failing or likely to fail could materially adversely affect the value of the notes.”

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DESCRIPTION OF MEDIUM-TERM NOTES

The following description of the notes supplements the description of the notes in the accompanying prospectus and prospectus supplement. If this prospectus addendum is inconsistent with the accompanying prospectus or the prospectus supplement, this prospectus addendum will prevail with regard to the notes.

The notes offered pursuant to this prospectus addendum, the accompanying prospectus and the prospectus supplement will be issued, in one or more series under the indenture (the “Indenture”), dated as of August 15, 1991, as supplemented by a first supplemental indenture dated as of June 2, 2004, a second supplemental indenture dated as of January 30, 2006, a third supplemental indenture dated as of October 23, 2008 and a fourth supplemental indenture dated as of March 8, 2010 (together with the first supplemental indenture, the second supplemental indenture, and the third supplemental indenture, the ‘‘supplemental indentures’’), each between us and The Bank of New York Mellon Trust Company, N.A. (directly or as the successor in interest to another party, the “Trustee”).

Agreement with Respect to the Exercise of Bail-in Power

In accordance with the Resolution Act, the terms of the notes include the following contractual recognition of the exercise of the Bail-in Power by the Debt Office:

By its acquisition of the notes, each holder of the notes acknowledges, agrees to be bound by, and consents to the exercise of, any Bail-in Power (as defined below) by the Debt Office that may result in the cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes and/or the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of the Issuer or another person, including by means of a variation to the terms of the notes, in each case, to give effect to the exercise by the Debt Office of such Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any Bail-in Power by the Debt Office.

For purposes of the notes, a “Bail-in Power” is any statutory write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in Sweden in effect and applicable in Sweden to the Issuer, including but not limited to any such laws, regulations, rules or requirements that are implemented, adopted or enacted within the context of the BRRD and/or within the context of a Swedish resolution regime under the Resolution Act 2016, as amended, or otherwise, pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled and/or converted into shares or other securities or obligations of the obligor or any other person.

If any notes provide for the delivery of property, any reference in this prospectus addendum, the accompanying prospectus, the prospectus supplement and the relevant pricing supplement to payment by the Issuer under the notes will be deemed to include such delivery of property.

No repayment of the principal amount of the notes or payment of interest on, or any other amount payable on, the notes shall become due and payable after the exercise of any Bail-in Power by the Debt Office unless such repayment or payment would be permitted to be made by the Issuer under the laws and regulations of Sweden and the European Union applicable to the Issuer.

By its acquisition of the notes, each holder of the notes, to the extent permitted by the Trust Indenture Act, waives any and all claims against the Trustee for, agrees not to initiate a suit against the Trustee in respect of, and agrees that the Trustee shall not be liable for, any action that the Trustee takes, or abstains from taking, in either case in accordance with the exercise of the Bail-in Power by the Debt Office with respect to the notes.

Upon the exercise of the Bail-in Power by the Debt Office with respect to the notes, the Issuer shall provide a written notice to The Depository Trust Company (“DTC”) as soon as practicable regarding such exercise of the Bail-in Power for purposes of notifying holders of such occurrence. The Issuer shall also deliver a copy of such notice to the Trustee for information purposes.

Under the terms of the notes, the exercise of the Bail-in Power by the Debt Office with respect to the notes will not be a default or an Event of Default (as each term is defined in the Indenture).

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By its acquisition of the notes, each holder of the notes acknowledges and agrees that the exercise of the Bail-in Power by the Debt Office with respect to the notes shall not give rise to a default for purposes of Section 315(b) (Notice of Defaults) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act.

The Issuer’s obligations to indemnify the Trustee in accordance with Section 607 of the Indenture shall survive the exercise of the Bail-in Power by the Debt Office with respect to any notes.

By its acquisition of the notes, each holder of the notes acknowledges and agrees that, upon the exercise of any Bail-in Power by the Debt Office with respect to the notes, (a) the Trustee shall not be required to take any further directions from holders of the notes under Section 512 (Control by Holders) of the Indenture, which section authorizes holders of a majority in aggregate outstanding principal amount of the notes to direct certain actions relating to the notes, and (b) the Indenture shall impose no duties upon the Trustee whatsoever with respect to the exercise of any Bail-in Power by the Debt Office. Notwithstanding the foregoing, if, following the completion of the exercise of the Bail-in Power by the Debt Office in respect of the notes, the notes remain outstanding (for example, if the exercise of the Bail-in Power results in only a partial write-down of the principal of such notes), then the Trustee’s duties under the Indenture shall remain applicable with respect to the notes following such completion to the extent that the Issuer and the Trustee shall agree pursuant to a supplemental indenture.

By its acquisition of the notes, each holder of the notes shall be deemed to have (a) consented to the exercise of any Bail-in Power as it may be imposed without any prior notice by the Debt Office of its decision to exercise such power with respect to the notes and (b) authorized, directed and requested DTC and any direct participant in DTC or other intermediary through which it holds the notes to take any and all necessary action, if required, to implement the exercise of any Bail-in Power with respect to the notes as it may be imposed, without any further action or direction on the part of such holder or the Trustee.

If, under the terms of the relevant notes, the Issuer has elected or is required to redeem the notes, or if you have exercised an option to require the Issuer to repurchase the notes, but, in each case, prior to the payment of the redemption or repurchase amount with respect to such redemption or repurchase the Debt Office exercises its Bail-in Power in respect of the notes, the relevant redemption or repurchase notice, if any, shall be automatically rescinded and shall be of no force and effect, and no payment of the redemption amount or repurchase amount will be due and payable.

For the avoidance of doubt, references to “you” and “holder” in this prospectus addendum include beneficial owners of the notes.

Subsequent Holders’ Agreement

Holders of the notes that acquire such notes in the secondary market shall be deemed to acknowledge, agree to be bound by and consent to the same provisions specified herein to the same extent as the holders of the notes that acquire the notes upon their initial issuance, including, without limitation, with respect to the acknowledgement and agreement to be bound by and consent to the terms of the notes, including in relation to the Bail-in Power.

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